STANDARD LIFE

Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH
Tel: 0131 225 2552
www.standardlife.com

8 February 2008

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W [redacted]
Washington DC 20549
UNITED STATES OF AMERICA

08000700

SUPPL

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

Further to my previous letters, in accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since 14 December 2007.

I would appreciate a response to the questions in my previous letters with regard to the possibility of providing copies of these announcements electronically, the most appropriate timescales for providing copies of the announcements and the contact details for the person who deals with our File.

I look forward to hearing from you in due course.

Yours faithfully

Julie Reith

Julie Reith
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_reith@standardlife.com

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Encls. Appendix A Exhibits 121-129

dw 2/13

Pensions **Mortgages** **Savings** **Investments** **Healthcare** **Insurance**

APPENDIX A COPIES OF RNS ANNOUNCEMENTS TO SEC File #82-34998

No.	Subject	Date of Announcement	Date Copied to SEC
121	Director/PDMR Shareholding	21/12/2007	08/02/2008
122	Total Voting Rights	31/12/2007	08/02/2008
123	Increase in Indian JV Stake	31/12/2007	08/02/2008
124	Director/PDMR Shareholding	02/01/2008	08/02/2008
125	Directorate Change	30/01/2008	08/02/2008
126	New Business Results	30/01/2008	08/02/2008
127	Director/PDMR Shareholding	31/01/2008	08/02/2008
128	Total Voting Rights	31/01/2008	08/02/2008
129	Block Listing Interim Review	31/01/2008	08/02/2008

Exhibit 127

File #82-34998

Standard Life plc

RECEIVED

2008 FEB 12 P 12:51

Standard Life plc was advised today by Computershare Investor Services plc that, on 25 January 2008, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Trevor John Matthews	11	£2.35 - UK
Norman Keith Skeoch	53	£2.35 - UK
David Thomas Nish	54	£2.35 - UK
Other PDMRs		
Marcia Dominic Campbell	53	£2.35 - UK
Nathan Richard Parnaby	53	£2.35 - UK
Joseph Iannicelli	55	C$4.57 - Canada

Each individual also received from the Company 10 free shares (except Mr Iannicelli who received the right to acquire 10 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

30 January 2008

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Exhibit 128.

File #82-34998

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,174,131,351 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,174,131,351.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 January 2008

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Press Office 0131 245 6165

END

Exhibit 129 File #82-34998

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 31st January 2008

Name of *applicant*:		Standard Life plc		
Name of scheme:		Bonus Share Scheme		
Period of return:	From:	11/07/07	To:	31/01/08
Balance of unallotted securities under scheme(s) from previous return:		0		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		3,100,000		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		1,318,030		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,781,970		

Name of contact:	Julie Reith
Telephone number of contact:	0131 245 6772

Name of *applicant*:		Standard Life plc		
Name of scheme:		Demutualisation Share Scheme		
Period of return:	From:	01/08/07	To:	31/01/08
Balance of unallotted securities under scheme(s) from previous return:		940,568		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		0		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		940,568		

Name of contact:	Julie Reith
Telephone number of contact:	0131 245 6772

Exhibit 121

file #82-34998

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 20 December 2007, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Trevor John Matthews	10	£2.56 - UK
Norman Keith Skeoch	49	£2.56 - UK
David Thomas Nish	48	£2.56 - UK
Other PDMRs		
Marcia Dominic Campbell	49	£2.56 - UK
Nathan Richard Parnaby	49	£2.56 - UK
Joseph Iannicelli	50	C$5.06 - Canada

Each individual also received from the Company 9 free shares (except Mr Iannicelli who received the right to acquire 9 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

21 December 2007

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Exhibit 122

File #82-34998

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,174,077,106 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,174,077,106.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 December 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Press Office 0131 245 6165

END

exhibit 123

File #82-34998

Standard Life plc

Standard Life plc is delighted to announce that its subsidiary Standard Life (Mauritius Holdings) 2006 Limited has increased its stake in HDFC Standard Life Insurance Company Limited ("HDFC SL"), its Indian life insurance joint venture, to 26%, through acquiring approximately 7.15% of HDFC SL from its joint venture partner, Housing Development Finance Corporation Limited ("HDFC").

The consideration was approximately £25.7m, payable in cash. The price was derived from a formula set out in the joint venture agreements.

Standard Life now owns the maximum shareholding currently permitted under Indian law. If Indian law permits Standard Life to increase its holding above 26%, subject to applicable laws and regulations, any increase will be made at a fair value to be agreed between HDFC and Standard Life at that time.

HDFC SL has grown strongly since it started business seven years ago and now has over 12,000 employees, more than 100,000 agents and in excess of 270 branches giving nationwide coverage throughout India.

Annual Premium Equivalent sales from HDFC SL increased by 72% in constant currency in the first nine months of 2007.

Standard Life and HDFC are committed to the continued growth of HDFC SL and an IPO of the business. The current intention is to launch the IPO before the end of 2009, subject to applicable regulations.

31 December 2007

Enquiries:

Barry Cameron, Press Office 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799
Duncan Heath, Investor Relations, 0131 245 4742

END

Exhibit 124 File #82-34998

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer STANDARD LIFE PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i)
3.	Name of person discharging managerial responsibilities/director COLIN ALEXANDER MASON BUCHAN	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person DIRECTOR NAMED IN 3
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 IN RESPECT OF HOLDING OF PERSON NAMED IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF £0.10
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them COLIN ALEXANDER MASON BUCHAN	8.	State the nature of the transaction SHARE INTERESTS AT TIME OF APPOINTMENT TO BOARD
9.	Number of shares, debentures or financial instruments relating to shares acquired 3,758	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0002%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction NOT APPLICABLE	14.	Date and place of transaction NOT APPLICABLE

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) SEE 9 AND 10 ABOVE	16.	Date issuer informed of transaction NOT APPLICABLE

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification JULIE REITH **Date of notification** 2 JANUARY 2008

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 125

File #82-34998

Standard Life plc

Board Change

The Board of Standard Life plc announces that Trevor Matthews yesterday resigned as Chief Executive of UK Financial Services, and from the Board.

Sandy Crombie, Group Chief Executive, will lead UK Financial Services until a successor for Trevor Matthews has been appointed.

Sandy Crombie said 'Trevor Matthews, with his experience of Australia, Japan and Canada, played an important role during our transition from a mutual business to a listed plc. We have a strong team who, I'm sure, will relish the opportunity to continue the growth in our UK Business'.

30 January 2008

Enquiries:

Barry Cameron, Press Office:	0131 245 6165
Neil Bennett (Maitland):	020 7379 5151

END

Exhibit 126

File #82-34998

Standard Life group

Press release

STANDARD LIFE

Standard Life plc

New Business Results – twelve months to 31 December 2007
30 January 2008

- **Worldwide life and pensions sales[1] up 12% to £16,312m (2006: £14,599m[2]).**
- **UK life and pensions sales up 15% to a record level of £13,174m (2006: £11,436m[2]).**
  - **Individual SIPP* sales up 24% to £4,538m (2006: £3,651m).**
  - **Group Pensions sales up 29% to £2,574m (2006: £1,989m).**
  - **Wrap funds under administration exceed £1bn (2006: £0.2bn).**
- **Standard Life Investments worldwide investment net inflows up 39% to £6,361m (2006: £4,578m).**
  - **Third party funds under management up 24% to £47.7bn (31 December 2006: £38.5bn), driven by third party net inflows of £7.9bn (2006: £6.4bn).**
  - **Total funds under management up 9% to £143.4bn (31 December 2006: £132.1bn).**
- **We expect to achieve all our financial and efficiency targets for 2007.**

Unless otherwise stated, all comparisons are in sterling[3], all sales figures are on a PVNBP basis and all comparators are with the twelve months of 2006. *Individual SIPP includes Insured SIPP & Drawdown and Non-Insured SIPP.

Group Chief Executive Sandy Crombie said:

"The group's performance in 2007 was good, consolidating the strong progress made in previous years. We grew worldwide life and pensions sales by 12%, and Standard Life Investments continues to deliver strong growth, despite challenging market conditions in the second half of the year. At our Preliminary results on 12 March 2008, we expect to report the achievement of all our financial and efficiency targets for 2007.

"The early indications are that some of the markets in which we operate will remain difficult in 2008. We have however made a good start to 2008 and expect to improve our overall performance in the coming year. Our confidence is based on our excellence in managing assets, industry-leading customer service, strong distribution relationships and the ongoing initiatives to improve efficiency."

STANDARD LIFE

Standard Life group

The group's new business performance during 2007 has been good, despite difficult market conditions in the second half of the year, with growth of 12% in worldwide life and pensions and a 39% increase in investment net inflows. The moderation in the growth rate from that seen in the first half of 2007 was due to lower levels of UK new business, reflecting the impact of seasonality, uncertainties in the tax regime affecting bond products and volatility in financial markets. In addition, we secured an unusually large bulk TIP mandate in the final quarter of 2006. Excluding the bulk TIP mandate, worldwide life and pensions sales increased by 19% to £16,312m (2006: £13,759m[2]) for the full year.

Net flows were healthy during 2007 with net investment inflows of £6.4bn (2006: £4.6bn) and net inflows in our UK life and pensions operations of £2.5bn (2006: £3.2bn).

UK Financial Services

The new business performance of our UK financial services division reflects strong growth in the first half of the year, followed by resilient performance, in the face of difficult market conditions, in the second half.

Life and pensions new business volumes increased by 15% to a record level of £13,174m (2006: £11,436m[2]), driven by 11% growth in pensions and a 38% increase in savings and investment sales. Gross mortgage lending and healthcare sales increased by 22% and 10% respectively.

SIPP funds under administration have increased to £7.7bn[4] at the year-end (31 December 2006: £4.3bn). At 31 December 2007 we had 46,900 SIPP customers (31 December 2006: 25,200) with an average case size of £164,000.

Individual SIPP sales increased by 24% to £4,538m (2006: £3,651m). Second half SIPP sales were lower than the first half, largely reflecting expected seasonal trends as well as the difficult market conditions highlighted in our Q3 sales release. Whilst market conditions remain challenging, we are encouraged by SIPP sales achieved in 2008 to date, which are higher than the strong prior year comparative.

We remain confident in the prospects for the UK SIPP market. We expect the fundamental attractions of SIPP, namely customer control, choice and flexibility, to underpin growth. We continue to innovate our SIPP proposition, with developments such as a high-yielding cash account and the introduction of on-line servicing during the first

STANDARD LIFE

quarter. Further enhancements to our SIPP offering scheduled for 2008 include the launch of a GARS (Global Absolute Return Strategy) fund link, accepting protected rights and the launch of a variable annuity offering for the post-retirement market. We believe our competitive advantages of our people, processes and platform, coupled with our ongoing programme of proposition enhancements, leave us well positioned to capitalise on the expected growth in this market.

At 31 December 2007, funds under administration on Standard Life's Wrap platform had increased to £1.1bn[4] (31 December 2006: £0.2bn). At the end of the year there were 209 IFA firms using the platform (31 December 2006: 88 firms) and 8,100 customers (31 December 2006: 900 customers) with an average fund size of £133,000. In 2008 we plan to continue this strong growth in our IFA user base.

Individual Pension sales decreased by 18% to £782m (2006: £951m). This reflects heightened activity in 2006 post A-day and our decision not to pay commission on new business, which leads to sales being generated mainly from increments to existing policies.

Group Pensions sales increased by 29% to £2,574m (2006: £1,989m), reflecting the strong levels of new and incremental business during the fourth quarter and the large group stakeholder scheme rewritten as a Group SIPP in the second quarter (£140m). Group SIPP accounted for 27% of total Group Pensions sales during the year (2006: 14%). At 31 December 2007 UK Group Pension funds under management had increased to £15.0bn (31 December 2006: £13.5bn). At the end of 2007 we had a strong pipeline of new business, with a large scheme expected to transition during the first quarter.

Trustee Investment Plan (TIP) and Personal Pension Investment Plan (PPIP) new business decreased by 14% to £2,089m[5] (2006: £2,428m). However, this movement reflects the £840m bulk TIP mandate from Citigroup which was secured in the fourth quarter of 2006, and which accounted for 23% of total UK life and pensions sales in that quarter. Excluding this transaction TIP and PPIP new business increased by 32% for the full year.

Savings and investments sales increased by 38% to £2,672m (2006: £1,937m). Sales of Offshore Bonds, at £284m, were over seven times the level of the prior year (2006: £39m), and benefited from the launch of our retail portfolio bond and our distribution agreement with Fidelity. Investment Bond sales fell marginally to £1,824m (2006: £1,862m). This was despite the slowdown in the onshore market in the second half of the year, which was driven by weakness in global financial markets and uncertainty regarding proposed capital gains tax changes. We await clarity on the capital gains tax proposal - any sales impact will be monitored and appropriate action taken where necessary.

Sales of Mutual Funds via our Wrap and FundZone platforms increased significantly during the year to £564m (2006: £36m) with strong growth rates in the first three quarters partially offset by market-driven lower sales levels in the final quarter.

Annuity sales increased by 13% to £494m (2006: £438m). 94% of annuity sales came from customers with maturing Standard Life pensions (2006: 93%).

We continue to strengthen our distribution capability in the UK life and pensions market by diversifying across channels whilst maintaining strong growth in the traditional IFA sector. Sales generated through non-traditional IFA channels (consulting actuaries, employee benefit consultants and banks) and other new channels (including multi-tie and single-tie arrangements) represented 41% of new business (2006: 34%).

Net flows for life and pensions business were £2.5bn during 2007 (2006: £3.2bn)[6]. Within this total, net pensions flows were £2.7bn (2006: £3.6bn). Excluding volatile institutional TIP flows, underlying net pensions flows were £1.7bn (2006: £1.9bn). Net outflows for our savings and investments portfolio were £0.2bn during the period (2006: net outflow of £0.4bn). Claims activity across our life and pensions portfolios remains above long-term assumed levels, despite an improvement in recent weeks. In line with normal industry practice, we will review our operating assumptions as part of the year end process.

Gross mortgage lending increased by 22% to £3,652m (2006: £2,995m) with sales volumes resilient to difficult market conditions throughout the year. At the end of the year mortgages under management stood at £11.3bn (31 December 2006: £10.4bn). Our mortgage portfolio remains of the highest quality with an arrears rate of 0.18% at 31 December 2007, compared with an industry average of 1.15% at the end of the third quarter.

Healthcare sales rose by 10% to £22m (2006: £20m) on an annual premium equivalent (APE) basis. Following the launch of our SME product we expect further progress in this market over the coming months.

Europe

Life and pensions sales in Europe increased by 35% in constant currency to £1,179m (2006: £866m).

Sales in Ireland increased by 38% in constant currency to £457m (2006: £330m) reflecting the continued popularity of our new products, self investment options inspired by the UK SIPP platform, and our improved standing amongst financial advisers. We have increased the proportion of single premium sales, which have greater profitability and lower capital strain.

In Germany sales were up by 34% on a constant currency basis to £722m (2006: £536m) due to the success of our new unit-linked product, Maxxellence and initiatives to strengthen distribution.

Canada

New business in our Canadian operations fell by 19% in constant currency to £1,657m (2006: £2,091m[2]). Excluding exceptionally large transactions, underlying sales volumes fell by 8%. This underlying trend reflects our focus on margin over volume as well as the planned realignment of our distribution capability, which reduced sales levels earlier this year. Sales in Canada increased during the fourth quarter relative to the third quarter, principally reflecting a large Group Savings and Retirement mandate, which transitioned during the period.

Group Savings and Retirement sales decreased by 27% in constant currency to £841m (2006: £1,188m). Fourth quarter sales volumes benefited from a £196m mandate from Bombardier Recreational Products (BRP). Competition within the market remains aggressive and quote activity across all segments has reduced.

Individual Insurance, Savings & Retirement sales were down 20% in constant currency to £357m (2006: £460m) reflecting the continuing realignment of our sales operations and the inclusion in the prior year of unprofitable Universal Life sales, which the company no longer writes.

Group Insurance sales were up 26% in constant currency to £175m (2006: £143m). Sales volumes for 2007 increased in the fourth quarter, reflecting our success in the disability insurance segment following our strategic repositioning in that market.

STANDARD LIFE

Asia Pacific

Combined sales from our joint ventures in India and China and our Hong Kong operations have increased in constant currency by 67%[7] on a PVNBP basis and by 91% on an APE basis. Standard Life's share of these sales was £302m (2006: £206m) on a PVNBP basis.

Sales from our Indian joint venture HDFC Standard Life Insurance Limited increased in constant currency by 43% on a PVNBP basis and by 75% on an APE basis. The number of financial consultants appointed by the joint venture has increased to approximately 132,000, an increase of 33,000 during the fourth quarter. At year end, we increased our stake in the joint venture to 26%, which is the maximum permitted by the Indian Regulator. The joint venture has also announced its intention to IPO part of the business by the end of 2009.

Sales generated by our Chinese joint venture, Heng An Standard Life increased in constant currency by 121% on a PVNBP basis and by 118% on an APE basis, reflecting our continued expansion in major cities. During the fourth quarter Heng An Standard Life moved into a top 10 position by market share amongst the Sino-foreign JV group in China. Our joint venture was also the first life insurance company in China to launch a group pension plan product that attracts tax relief.

Standard Life Investments

Standard Life Investments has continued to attract strong levels of new business throughout the year, despite the challenging market faced in the second half. Worldwide investment net inflows for the year increased by 39% to £6,361m (2006: £4,578m).

Strong sales of institutional and retail business led to UK net inflows increasing by 34% to £5,439m (2006: £4,050m). Retail mutual fund inflows increased by 13% to £1,460m (2006: £1,287m) despite a slowdown in gross inflows during the second half, which can be directly linked to the recent volatility in global financial markets. Inflows into Private Equity funds increased by 31% to £464m (2006: £354m), due to the large mandate of €400m (£279m) from CalPers[8] which transitioned during the third quarter. Segregated fund inflows increased by 64% to £2,322m (2006: £1,417m) partly due to two large bond mandates in the third quarter.

Over the year we experienced a strengthening of net inflows in respect of our Canadian and International operations to £400m (2006: £104m) and £522m (2006: £424m) respectively.

Third party assets under management have increased by 24% to £47.7bn (31 December 2006: £38.5bn) driven by strong third party net inflows of £7.9bn (2006: £6.4bn), which accounted for 87% of this increase. Total assets under management increased by 9% to £143.4bn at 31 December 2007 (31 December 2006: £132.1bn).

Investment performance has been steady with 13 of the 23 pooled pension funds outperforming their respective peer groups during the twelve months to 31 December 2007. The majority of our 24 OEICs and Unit Trusts continued to outperform their peer group with seven funds achieving top quartile performance with the European Equity Growth Fund returning top decile performance. Management of the range was also recognised with 18 of the 24 actively managed funds rated 'A' or above by Standard & Poor's.

Standard Life group outlook

At our 2007 Preliminary results we expect to report the achievement of all our financial and efficiency targets for the year, along with increased cash flow, driven by growth in sales and the continued delivery of operational improvements.

Volatile investment markets, the downturn in the commercial property sector, and uncertainties in the tax regime affecting bond products are expected to continue to have an impact on the UK market during the first quarter.

However we expect to maintain our market leading position, due to our ongoing development of propositions that are attractive in the current market environment and the resilience of our distribution channels. Early indications from January 2008 support this expectation, with UK life and pensions sales achieved to date higher than the strong prior year comparative.

In recent weeks, we launched Standard Life Wealth, a new discretionary investment management business which further broadens our offering in the UK financial services market. Standard Life Wealth will target individuals, charities and small or executive pension schemes with at least £2m of investable assets.

Internationally, the prospects for 2008 are encouraging. In Europe market conditions continue to be difficult but while we expect the rate of growth will slow compared to that seen in 2007, we anticipate 2008 will be ahead of last year. In Canada the ongoing rebuilding of our retail sales force and already secured sales will provide a more positive start to 2008 than the prior year. In Asia Pacific we expect further strong growth in our operations driven by new product launches, wider distribution and market expansion. We expect to see continued strong growth in the Indian market due to an increase in household incomes, favourable demographics and increased penetration of

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. 0131 225 2552.
Calls may be recorded/monitored.
Standard Life group includes Standard Life plc and its subsidiaries.

rural markets. In China we expect continued product innovation as our joint venture utilises its geographical advantage of being based in the Tianjin Binhai New Area Insurance Pilot Zone.

The outlook for Standard Life Investments remains positive, despite volatile markets and the industry wide slow down in mutual fund sales experienced during the fourth quarter of 2007. Strong third party inflows, driven by institutional funds, are expected to sustain continued growth in third party assets under management.

We look forward to 2008 with confidence.

STANDARD LIFE

For further information please contact:

Institutional Equity Investors:

Gordon Aitken	0131 245 6799
Duncan Heath	0131 245 4742

Retail Equity Investors:

Computershare	0845 113 0045

Media:

Barry Cameron	0131 245 6165 / 07712 486 463
Neil Bennett (Maitland)	020 7379 5151 / 07900 000 777

Debt Investors:

Andy Townsend	0131 245 7260

Notes to Editors

1. Present Value of New Business Premiums (PVNBP) is calculated as 100% of single premiums plus the expected present value of new regular premiums. The 2007 PVNBP figures are shown prior to any year end changes to non-economic assumptions. The impact on PVNBP of any such assumption changes will be reported in the 2007 preliminary results on 12 March 2008. For our Asia Pacific operations we have quoted growth rates on both PVNBP and APE bases, due to the young and rapidly growing nature of these businesses.

2. We are reporting sales of Mutual Funds within our UK and Canadian life and pensions operations for the first time and have restated 2006 figures accordingly. Mutual Funds sales in the UK are defined as those sold to customers on the Wrap and FundZone platforms and do not include Mutual Funds sold by Standard Life Investments.

3. Insurance new business and gross sales for overseas operations are calculated using average exchange rates. The principal average exchange rates for the twelve months to 31 December 2007 were £1: C$2.15 (2006: £1: C$2.09) and £1: €1.46 (2006: £1: €1.47). Funds under management are calculated using the closing exchange rate as at 31 December 2007. The principal closing exchange rates used as at 31 December 2007 were £1: C$1.96 (31 December 2006: £1: C$2.28) and £1: €1.36 (31 December 2006: £1: €1.48).

4. Analysis of Individual SIPP funds under administration.

	31 Dec 2007 £m	31 Dec 2006 £m
Insured Standard Life Funds	2,752	1,923
Insured External Funds	1,671	921
Collectives – Standard Life Investments	834	361
Collectives – Funds Network	603	234
Cash	484	223
Non Cash and Non Collectives	1,332	599
Total	**7,676**	**4,261**
Insured	4,423	2,844
Non-insured	3,253	1,417
Total	**7,676**	**4,261**

Of the £7.7bn of SIPP funds under administration at 31 December 2007, £0.4bn relate to funds on the Wrap platform.

5. Investments (TIP & PPIP) sales comprised Institutional sales of £2,015m (2006: £2,310m) and Retail sales of £74m (2006: £118m).

STANDARD LIFE

6. Net flows for UK life and pensions products

Pensions	12 months 2007 £bn	12 months 2006 £bn	Q4 2007 £bn	Q4 2006 £bn
Insured Pensions				
Premiums / Deposits	9.0	8.8	2.0	2.9
Claims	(6.8)	(5.3)	(1.5)	(1.9)
Annuity Payments	(0.9)	(0.8)	(0.2)	(0.2)
Insured Pension Net Flows	1.3	2.7	0.3	0.8
Non - Insured Pensions				
Premiums / Deposits	1.6	1.0	0.4	0.3
Claims	(0.2)	(0.1)	(0.1)	(0.0)
Non-Insured Pension Net Flows	1.4	0.9	0.3	0.3
Total Pension Net Flows	**2.7**	**3.6**	**0.6**	**1.1**
Savings and Investments				
Life Products				
Premiums / Deposits	2.6	2.7	0.5	0.7
Claims	(3.6)	(3.1)	(0.9)	(0.9)
Life Net Flows	(1.0)	(0.4)	(0.4)	(0.2)
Offshore Bonds				
Premiums / Deposits	0.3	0.0	0.1	0.0
Claims	(0.0)	(0.0)	(0.0)	(0.0)
Offshore Bonds Net Flows	0.3	0.0	0.1	0.0
Mutual Funds				
Premiums / Deposits	0.5	0.0	0.1	0.0
Claims	(0.0)	(0.0)	(0.0)	(0.0)
Mutual Fund Net Flows	0.5	0.0	0.1	0.0
Total Savings and Investments Net Flows	**(0.2)**	**(0.4)**	**(0.2)**	**(0.2)**
UK L&P Net Flows				
Total UK L&P Insured-Product Flows	1.1	2.3	0.1	0.6
Total UK L&P Non-Insured Product Flows	1.4	0.9	0.3	0.3
Total UK L&P Net Flows	**2.5**	**3.2**	**0.4**	**0.9**

The figures reflected in the table above include the following amounts in respect of Institutional TIP:

	12 months 2007 £bn	12 months 2006 £bn	Q4 2007 £bn	Q4 2006 £bn
Premiums / Deposits	2.1	2.4	0.6	1.2
Claims	(1.1)	(0.7)	(0.3)	(0.2)
Net Flows	**1.0**	**1.7**	**0.3**	**1.0**

7. The growth percentages quoted for India, Asia Pacific life and pensions and Total worldwide life and pensions reflect the growth in sales in HDFC Standard Life Insurance Limited, rather than the growth in Standard Life's share of the joint venture. The sales quoted reflect Standard Life's share of the joint venture.

8. California Public Employees Retirement System (CalPers).

9. 2006 sales figures span the demutualisation of The Standard Life Assurance Company on 10 July 2006.

10. Department of Work and Pensions rebate premiums were £252m (2006: £289m), comprising Individual Pensions rebates of £145m (2006: £172m) and Group Pensions rebates of £107m (2006: £117m).

11. There will be a conference call today for newswires and online publications at 8.00am hosted by Sandy Crombie, Group Chief Executive, David Nish, Group Finance Director, and Keith Skeoch, Chief Executive of Standard Life Investments. Dial in telephone number +44 (0)20 7162 0025. Callers should quote Standard Life Media Call.

12. There will be a conference call today for investors and analysts at 9.30am hosted by Sandy Crombie, Group Chief Executive, David Nish, Group Finance Director, and Keith Skeoch, Chief Executive of Standard Life Investments. Dial in telephone number +44 (0)20 7162 0125. Callers should quote Standard Life Sales. A recording of this call will be available for replay for one week by dialing +44 (0)20 7031 4064 (access code 780224).

Standard Life New Business Summary
12 month period ended 31 December 2007

Insurance Operations	PVNBP				APE			
	12 months to 31 December 2007	12 months to 31 December 2006	% Change (g)		12 months to 31 December 2007	12 months to 31 December 2006	% Change (g)	
UK	£m	£m			£m	£m		
Pensions (a)	9,983	9,019	11%		1,335	1,201	11%	
Savings and Investments (including "Life") (b)	2,672	1,937	38%		275	195	41%	
Annuities	494	438	13%		49	44	13%	
Protection	25	42	(40%)		4	6	(33%)	
UK life and pensions	**13,174**	**11,436**	**15%**		**1,663**	**1,446**	**15%**	
Europe								
Ireland	457	330	38%		56	46	22%	
Germany	722	536	35%		69	51	35%	
Europe life and pensions	**1,179**	**866**	**36%**		**125**	**97**	**29%**	
Canada								
Group Savings and Retirement	841	1,188	(29%)		70	98	(29%)	
Individual Insurance, Savings and Retirement	357	460	(22%)		36	49	(27%)	
Group Insurance	175	143	22%		23	19	21%	
Mutual Funds	284	300	(5%)		28	30	(7%)	
Canada life and pensions	**1,657**	**2,091**	**(21%)**		**157**	**196**	**(20%)**	
Asia Pacific								
India (d)	223	180	45%	(c)	38	25	76%	(c)
China (d)	55	26	112%		8	4	100%	
Hong Kong	24	-	-		3	-	-	
Asia Pacific life and pensions	**302**	**206**	**67%**	(c)	**49**	**29**	**96%**	(c)
Total worldwide life and pensions	**16,312**	**14,599**	**12%**	(c)	**1,994**	**1,768**	**13%**	(c)

Investment Operations	Gross Inflows		Net Inflows	
	12 months to 31 December 2007	12 months to 31 December 2006	12 months to 31 December 2007	12 months to 31 December 2006
	£m	£m	£m	£m
UK (e)	7,025	4,773	5,439	4,050
Canada	720	369	400	104
International (f)	647	615	522	424
Total worldwide investment	**8,392**	**5,757**	**6,361**	**4,578**

Banking Operations	12 months to 31 December 2007	12 months to 31 December 2006	% Change (g)
	£m	£m	
Gross mortgage lending	**3,652**	**2,995**	**22%**

SL Healthcare	12 months to 31 December 2007	12 months to 31 December 2006	% Change (g)
	£m	£m	
APE	**22**	**20**	**10%**

(a) UK Pensions figures include non-insurance element of SIPP product (12 months ended 31 December 2007 PVNBP £1,823m, APE £194m and 12 months ended 31 December 2006 PVNBP £1,218m, APE £129m).
(b) UK Savings and Investments figure includes certain Mutual Funds as described in Note 2 (12 months ended 31 December 2007 PVNBP £564m, APE £64m and 12 months ended 31 December 2006 PVNBP £36m, APE £4m).
(c) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
(d) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (c) above.
(e) The Triple A fund within UK Investment sales is calculated using average net client balances.
(f) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.
(g) % change is calculated on the figures rounded to millions.

Insurance Operations New Business
12 month period ended 31 December 2007

	Single Premiums		New Regular Premiums		PVNBP				APE			
	12 months to 31 December 2007	12 months to 31 December 2006	12 months to 31 December 2007	12 months to 31 December 2006	12 months to 31 December 2007	12 months to 31 December 2006	% Change (g)	% Change in constant currency (b) (g)	12 months to 31 December 2007	12 months to 31 December 2006	% Change (g)	% Change in constant currency (b) (g)
	£m	£m	£m	£m	£m	£m			£m	£m		
UK												
Individual Pensions	615	722	39	54	782	951	(18%)	(18%)	101	126	(20%)	(20%)
Insured SIPP & Drawdown	2,472	2,165	47	49	2,715	2,433	12%	12%	294	266	11%	11%
Non-insured SIPP (a)	1,716	1,119	22	17	1,823	1,218	50%	50%	194	129	50%	50%
Group Pensions	901	538	447	383	2,574	1,989	29%	29%	537	437	23%	23%
Investments (TIP and PPIP)	2,089	2,428	-	-	2,089	2,428	(14%)	(14%)	209	243	(14%)	(14%)
Pensions	7,793	6,972	555	503	9,983	9,019	11%	11%	1,335	1,201	11%	11%
Investment Bonds (c)	1,824	1,862	-	1	1,824	1,862	(2%)	(2%)	183	187	(2%)	(2%)
Offshore Bond	284	39	-	-	284	39	628%	628%	28	4	628%	628%
Mutual Funds (d)	499	35	14	-	564	36	1467%	1467%	64	4	1500%	1500%
Savings and Investments (including "Life")	2,607	1,936	14	1	2,672	1,937	38%	38%	275	195	41%	41%
Annuities	494	438	-	-	494	438	13%	13%	49	44	13%	13%
Protection	-	-	4	6	25	42	(40%)	(40%)	4	6	(33%)	(33%)
UK life and pensions	10,894	9,346	573	510	13,174	11,436	15%	15%	1,663	1,446	15%	15%
Europe												
Ireland	360	243	20	22	457	330	38%	38%	56	46	22%	22%
Germany	76	42	61	47	722	536	35%	34%	69	51	35%	33%
Europe life and pensions	436	285	81	69	1,179	866	36%	35%	125	97	29%	28%
Canada												
Group Savings and Retirement	367	607	33	37	841	1,188	(29%)	(27%)	70	98	(29%)	(26%)
Individual Insurance, Savings and Retirement	326	417	3	7	357	460	(22%)	(20%)	36	49	(27%)	(25%)
Group Insurance	-	-	23	19	175	143	22%	26%	23	19	21%	22%
Mutual Funds (d)	284	300	-	-	284	300	(5%)	(3%)	28	30	(7%)	(3%)
Canada life and pensions	977	1,324	59	63	1,657	2,091	(21%)	(19%)	157	196	(20%)	(18%)
Asia Pacific												
India (e)	6	7	37	24	223	180	45% (f)	43% (f)	38	25	76% (f)	75% (f)
China (e)	43	15	3	2	55	26	112%	121%	8	4	100%	118%
Hong Kong	15	-	2	-	24	-	-	4100%	3	-	-	1100%
Asia Pacific life and pensions	64	22	42	26	302	206	67% (f)	67% (f)	49	29	96% (f)	91% (f)
Total worldwide life and pensions	12,371	10,977	755	668	16,312	14,599	12% (f)	12% (f)	1,994	1,768	13% (f)	13% (f)

(a) UK Pensions figures include the non-insurance element of SIPP product, which is also included within UK Mutual Fund cash inflows in the Investment Operations figures.
(b) The percentage change in constant currency is calculated using constant rates of exchange.
(c) In the period for the 12 months to 31 December 2006 immaterial amounts were shown separately as Other. These have now been included in the Investment Bonds totals (SP £12m, RP £1m, PVNBP £12m and APE £2m).
(d) UK and Canada Life and Pensions figures include certain Mutual Funds as described in Note 2. 2006 figures have been re-stated to reflect inclusion of these Mutual Funds. The Mutual Funds new business sales are also included within Mutual Fund cash inflows in the Investment Operations figures.
(e) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (f) below.
(f) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
(g) % change is calculated on the figures rounded to millions.

Investment Operations
12 month period ended 31 December 2007

		Opening FUM 01/01/2007 £m	Gross Inflows £m		Redemptions £m	Net Inflows £m	Market & other movements £m		Net movement in FUM £m	Closing FUM 31/12/2007 £m
UK	Mutual Funds (a)	4,772	2,461	(b)	(1,001)	1,460	(212)		1,248	6,020
	Private Equity	1,933	538		(74)	464	200		664	2,597
	Segregated Funds	8,352	2,833	(c)	(511)	2,322	50		2,372	10,724
	Pooled Property Funds	600	102	(c)	-	102	(113)		(11)	589
	Triple A	5,020	1,091	(d)	-	1,091	(29)		1,062	6,082
Total UK		**20,677**	**7,025**		**(1,586)**	**5,439**	**(104)**		**5,335**	**26,012**
Canada	Mutual Funds (a)	1,183	287	(e)	(155)	132	225		357	1,540
	Separate Mandates (f)	1,076	433		(165)	268	316		584	1,660
Total Canada		**2,259**	**720**		**(320)**	**400**	**541**		**941**	**3,200**
International	Europe	24	22		(8)	14	45		59	83
	Asia (excluding India)	103	108		(117)	(9)	30		21	124
	India	1,706	517	(g)	-	517	253	(h)	770	2,476
Total International		**1,833**	**647**		**(125)**	**522**	**328**		**850**	**2,683**
Total worldwide investment products		**24,769**	**8,392**		**(2,031)**	**6,361**	**765**		**7,126**	**31,895**

Total third party funds under management comprise the investment business noted above together with third party insurance contracts. New Business relating to third party insurance contracts is disclosed as insurance business for reporting purposes.
An analysis of total third party funds under management is shown below.

	Opening FUM 01/01/2007 £m	Gross Inflows £m	Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 31/12/2007 £m
Third Party Investment Products	24,769	8,392	(2,031)	6,361	765	7,126	31,895
Third Party Insurance Contracts (new business classified as insurance products)	13,749	2,935	(1,352)	1,583	473	2,056	15,805
Total third party funds under management	**38,518**	**11,327**	**(3,383)**	**7,944**	**1,238**	**9,182**	**47,700**
Standard Life Investments - total funds under management	**132,078**						**143,396**

(a) Included within Mutual Funds are cash inflows which have also been reflected in UK and Canada Mutual Fund new business sales.
(b) In the 12 months to 31 December 2006 UK Mutual Funds gross inflows were £1,701m and net inflows were £1,287m.
(c) Institutional sales comprise Segregated and Pooled Property Fund sales.
(d) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(e) In the 12 months to 31 December 2006 Canadian Mutual Funds gross inflows were £293m and net inflows were £149m.
(f) Separate Mandates refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which SLI exclusively provides portfolio advisory services.
(g) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.
(h) Market and other movements within India include a decrease of £504m due to the reduction in the shareholding in the Indian Asset Management Company from 49.9% to 40.0%.

STANDARD LIFE

Standard Life New Business Summary
3 month period ended 31 December 2007

Insurance Operations	PVNBP 3 months to 31 December 2007 £m	PVNBP 3 months to 31 December 2006 £m	PVNBP % Change (g)		APE 3 months to 31 December 2007 £m	APE 3 months to 31 December 2006 £m	APE % Change (g)	
UK								
Pensions (a)	2,189	2,944	(26%)		299	363	(18%)	
Savings and Investments (including "Life") (b)	610	580	5%		67	58	16%	
Annuities	113	118	(4%)		11	12	(4%)	
Protection	6	8	(25%)		1	1	-	
UK life and pensions	**2,918**	**3,650**	**(20%)**		**378**	**434**	**(13%)**	
Europe								
Ireland	103	134	(23%)		12	19	(37%)	
Germany	305	211	45%		30	20	50%	
Europe life and pensions	**408**	**345**	**18%**		**42**	**39**	**8%**	
Canada								
Group Savings and Retirement	360	368	(2%)		28	26	8%	
Individual Insurance, Savings and Retirement	95	112	(15%)		10	11	(9%)	
Group Insurance	63	58	9%		8	8	-	
Mutual Funds	70	62	13%		7	6	17%	
Canada life and pensions	**588**	**600**	**(2%)**		**53**	**51**	**4%**	
Asia Pacific								
India (d)	76	56	44%	(c)	13	8	83%	(c)
China (d)	22	11	100%		3	2	50%	
Hong Kong	11	-	-		1	-	-	
Asia Pacific life and pensions	**109**	**67**	**71%**	(c)	**17**	**10**	**89%**	(c)
Total worldwide life and pensions	**4,023**	**4,662**	**(14%)**	(c)	**490**	**534**	**(8%)**	(c)

Investment Operations	Gross Inflows 3 months to 31 December 2007 £m	Gross Inflows 3 months to 31 December 2006 £m	Net Inflows 3 months to 31 December 2007 £m	Net Inflows 3 months to 31 December 2006 £m
UK (e)	863	1,399	216	1,201
Canada	117	79	35	32
International (f)	70	225	32	224
Total worldwide investment	**1,050**	**1,703**	**283**	**1,457**

Banking Operations	3 months to 31 December 2007 £m	3 months to 31 December 2006 £m	% Change (g)
Gross mortgage lending	955	884	8%

SL Healthcare	3 months to 31 December 2007 £m	3 months to 31 December 2006 £m	% Change (g)
APE	6	5	20%

(a) UK Pensions figures include non-insurance element of SIPP product (3 months ended 31 December 2007 PVNBP £468m, APE £50m and 3 months ended 31 December 2006 PVNBP £364m, APE £39m).
(b) UK Savings and Investments figure includes certain Mutual Funds as described in Note 2 (3 months ended 31 December 2007 PVNBP £158m, APE £22m and 3 months ended 31 December 2006 PVNBP £27m, APE £3m).
(c) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
(d) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (c) above.
(e) The Triple A fund within UK Investment sales is calculated using average net client balances.
(f) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.
(g) % change is calculated on the figures rounded to millions.

Insurance Operations New Business
3 month period ended 31 December 2007

	Single Premiums		New Regular Premiums		PVNBP				APE			
	3 months to 31 December 2007 £m	3 months to 31 December 2006 £m	3 months to 31 December 2007 £m	3 months to 31 December 2006 £m	3 months to 31 December 2007 £m	3 months to 31 December 2006 £m	% Change (g)	% Change in constant currency (b) (g)	3 months to 31 December 2007 £m	3 months to 31 December 2006 £m	% Change (g)	% Change in constant currency (b) (g)
UK												
Individual Pensions	84	106	9	9	122	145	(16%)	(16%)	18	20	(10%)	(10%)
Insured SIPP & Drawdown	471	710	5	13	493	781	(37%)	(37%)	52	84	(38%)	(38%)
Non-insured SIPP (a)	439	332	5	6	468	364	29%	29%	50	39	28%	28%
Group Pensions	162	123	110	87	574	457	26%	26%	126	100	26%	26%
Investments (TIP and PPIP)	532	1,197	-	-	532	1,197	(56%)	(56%)	53	120	(56%)	(56%)
Pensions	**1,688**	**2,468**	**129**	**115**	**2,189**	**2,944**	**(26%)**	**(26%)**	**299**	**363**	**(18%)**	**(18%)**
Investment Bonds (c)	336	539	-	-	336	540	(38%)	(38%)	34	54	(37%)	(37%)
Offshore Bond	116	13	-	-	116	13	792%	792%	11	1	792%	792%
Mutual Funds (d)	136	27	8	-	158	27	485%	485%	22	3	633%	633%
Savings and Investments (including "Life")	**588**	**579**	**8**	**-**	**610**	**580**	**5%**	**5%**	**67**	**58**	**16%**	**16%**
Annuities	**113**	**118**	**-**	**-**	**113**	**118**	**(4%)**	**(4%)**	**11**	**12**	**(4%)**	**(4%)**
Protection	**-**	**-**	**1**	**1**	**6**	**8**	**(25%)**	**(25%)**	**1**	**1**	**-**	**-**
UK life and pensions	**2,389**	**3,165**	**138**	**116**	**2,918**	**3,650**	**(20%)**	**(20%)**	**378**	**434**	**(13%)**	**(13%)**
Europe												
Ireland	70	90	5	10	103	134	(23%)	(27%)	12	19	(37%)	(37%)
Germany	36	18	26	19	305	211	45%	39%	30	20	50%	40%
Europe life and pensions	**106**	**108**	**31**	**29**	**408**	**345**	**18%**	**13%**	**42**	**39**	**8%**	**4%**
Canada												
Group Savings and Retirement	109	132	16	12	360	368	(2%)	(8%)	28	26	8%	4%
Individual Insurance, Savings and Retirement	89	101	1	1	95	112	(15%)	(23%)	10	11	(9%)	(21%)
Group Insurance	-	-	8	8	63	58	9%	4%	8	8	-	-
Mutual Funds (d)	70	62	-	-	70	62	13%	1%	7	6	17%	-
Canada life and pensions	**268**	**295**	**25**	**21**	**588**	**600**	**(2%)**	**(9%)**	**53**	**51**	**4%**	**(3%)**
Asia Pacific												
India (e)	2	2	13	7	76	56	44% (f)	43% (f)	13	8	83% (f)	81% (f)
China (e)	19	5	1	1	22	11	100%	115%	3	2	50%	92%
Hong Kong	9	-	1	-	11	-	-	8700%	1	-	-	1800%
Asia Pacific life and pensions	**30**	**7**	**15**	**8**	**109**	**67**	**71% (f)**	**72% (f)**	**17**	**10**	**89% (f)**	**96% (f)**
Total worldwide life and pensions	**2,793**	**3,575**	**209**	**174**	**4,023**	**4,662**	**(14%) (f)**	**(14%) (f)**	**490**	**534**	**(8%) (f)**	**(9%) (f)**

(a) UK Pensions figures include the non-insurance element of SIPP product, which is also included within UK Mutual Fund cash inflows in the Investment Operations figures.
(b) The percentage change in constant currency is calculated using constant rates of exchange.
(c) In the period for the 3 months to 31 December 2006 immaterial amounts were shown separately as Other. These have now been included in the Investment Bonds totals (SP £10m, RP £0m, PVNBP £9m and APE £1m).
(d) UK and Canada Life and Pensions figures include certain Mutual Funds as described in Note 2. 2006 figures have been re-stated to reflect inclusion of these Mutual Funds. The Mutual Funds new business sales are also included within Mutual Fund cash inflows in the Investment Operations figures.
(e) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (f) below.
(f) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
(g) % change is calculated on the figures rounded to millions.

Investment Operations
3 month period ended 31 December 2007

		Opening FUM 01/10/2007 £m	Gross Inflows £m	Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 31/12/2007 £m
UK	Mutual Funds (a)	6,203	450 (b)	(391)	59	(242)	(183)	6,020
	Private Equity	2,489	26	(22)	4	104	108	2,597
	Segregated Funds	10,517	485 (c)	(234)	251	(44)	207	10,724
	Pooled Property Funds	636	48 (c)	-	48	(95)	(47)	589
	Triple A	6,216	(146) (d)	-	(146)	12	(134)	6,082
Total UK		**26,061**	**863**	**(647)**	**216**	**(265)**	**(49)**	**26,012**
Canada	Mutual Funds (a)	1,505	79 (e)	(47)	32	3	35	1,540
	Separate Mandates (f)	1,591	38	(35)	3	66	69	1,660
Total Canada		**3,096**	**117**	**(82)**	**35**	**69**	**104**	**3,200**
International	Europe	75	4	-	4	4	8	83
	Asia (excluding India)	197	2	(38)	(36)	(37)	(73)	124
	India	2,540	64 (g)	-	64	(128) (h)	(64)	2,476
Total International		**2,812**	**70**	**(38)**	**32**	**(161)**	**(129)**	**2,683**
Total worldwide investment products		**31,969**	**1,050**	**(767)**	**283**	**(357)**	**(74)**	**31,895**

Total third party funds under management comprise the investment business noted above together with third party insurance contracts. New Business relating to third party insurance contracts is disclosed as insurance business for reporting purposes.
An analysis of total third party funds under management is shown below.

	Opening FUM 01/10/2007 £m	Gross Inflows £m	Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 31/12/2007 £m
Third Party Investment Products	31,969	1,050	(767)	283	(357)	(74)	31,895
Third Party Insurance Contracts (new business classified as insurance products)	15,740	749	(337)	412	(347)	65	15,805
Total third party funds under management	**47,709**	**1,799**	**(1,104)**	**695**	**(704)**	**(9)**	**47,700**
Standard Life Investments - total funds under management	**142,245**						**143,396**

(a) Included within Mutual Funds are cash inflows which have also been reflected in UK and Canada Mutual Fund new business sales.
(b) In the 3 months to 31 December 2006 UK Mutual Funds gross inflows were £490m and net inflows were £367m.
(c) Institutional sales comprise Segregated and Pooled Property Fund sales.
(d) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(e) In the 3 months to 31 December 2006 Canadian Mutual Funds gross inflows were £54m and net inflows were £22m.
(f) Separate Mandates refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which SLI exclusively provides portfolio advisory services.
(g) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.
(h) Market and other movements within India include a decrease of £504m due to the reduction in the shareholding in the Indian Asset Management Company from 49.9% to 40.0%.

STANDARD LIFE

Insurance Operations New Business
15 month period ended 31 December 2007

	Present Value of New Business Premiums (PVNBP)				
	3 months to 31 December 2007 £m	3 months to 30 September 2007 £m	3 months to 30 June 2007 £m	3 months to 31 March 2007 £m	3 months to 31 December 2006 £m
UK					
Individual Pensions	122	180	300	180	145
Insured SIPP & Drawdown	493	624	812	786	781
Non-insured SIPP (a)	468	397	511	447	364
Group Pensions	574	513	905	582	457
Investments (TIP and PPIP)	532	519	505	533	1,197
Pensions	**2,189**	**2,233**	**3,033**	**2,528**	**2,944**
Investment Bonds (b)	336	449	505	534	540
Offshore Bond	116	84	60	24	13
Mutual Funds (c)	158	163	159	84	27
Savings and Investments (including "Life")	**610**	**696**	**724**	**642**	**580**
Annuities	**113**	**124**	**129**	**128**	**118**
Protection	**6**	**6**	**7**	**6**	**8**
UK life and pensions	**2,918**	**3,059**	**3,893**	**3,304**	**3,650**
Europe					
Ireland	103	101	125	128	134
Germany	305	157	139	121	211
Europe life and pensions	**408**	**258**	**264**	**249**	**345**
Canada					
Group Savings and Retirement	360	142	105	234	368
Individual Insurance, Savings and Retirement	95	90	82	90	112
Group Insurance	63	34	43	35	58
Mutual Funds (c)	70	65	66	83	62
Canada life and pensions	**588**	**331**	**296**	**442**	**600**
Asia Pacific					
India (d)	76	45	24	78	56
China (d)	22	14	11	8	11
Hong Kong	11	9	3	1	-
Asia Pacific life and pensions	**109**	**68**	**38**	**87**	**67**
Total worldwide life and pensions	**4,023**	**3,716**	**4,491**	**4,082**	**4,662**

(a) UK Pensions figures include the non-insurance element of SIPP product, which is also included within UK Mutual Fund cash inflows in the Investment Operations figures.
(b) In 2006 immaterial amounts were shown separately as Other. These have now been included in the Investment Bonds totals.
(c) UK and Canada Life and Pensions figures include certain Mutual Funds as described in Note 2. 2006 figures have been re-stated to reflect inclusion of these Mutual Funds. The Mutual Funds new business sales are also included within Mutual Fund cash inflows in the Investment Operations figures.
(d) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business.

END